# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MARAVAI LIFESCIENCES HOLDINGS, INC., CIK 0001823239
CUSIP: 56600D107
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 10770 WATERIDGE CIRCLE SUITE 200, SAN DIEGO, California (CA), 92121
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001540531-24-000007
Filed by CIK 0001540531

## Reporting persons
- 12 West Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,591,335; sole dispositive power 0; shared dispositive power 11,591,335; aggregate amount beneficially owned 11,591,335 (8.2% of the class)
- Joel Ramin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 11,591,335; sole dispositive power 0; shared dispositive power 11,591,335; aggregate amount beneficially owned 11,591,335 (8.2% of the class)

## Item 1. Issuer
Name of issuer: MARAVAI LIFESCIENCES HOLDINGS, INC.
Address of issuer's principal executive offices: 10770 Wateridge Circle Suite 200, San Diego, CA 92121

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) 12 West Capital Management LP ("12 West Management"), a Delaware limited partnership, and the investment manager to 12 West Capital Fund LP, a Delaware limited partnership and 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership ("12 West Funds"), with respect to the shares of Class A common stock, par value $0.01 per share ("Class A Common Stock") of Maravai LifeSciences Holdings, Inc. (the "Company") directly held by the 12 West Funds; and

(ii) Mr. Joel Ramin ("Mr. Ramin"), the sole member of 12 West Capital Management, LLC, the general partner of 12 West Management, with respect to the shares of Class A Common Stock directly held by the 12 West Funds.

The foregoing persons are hereinafter sometimes each referred to as a "Reporting Person" and collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any Reporting Person is, for purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 475 Tenth Avenue, 14th Floor, New York, NY 10018.
Citizenship: 12 West Management is a Delaware limited partnership. Mr. Ramin is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 141,843,505 shares of Class A Common Stock outstanding as of November 7, 2024, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission on November 12, 2024.
Percent of class: 8.2
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The 12 West Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported herein. 12 West Capital Fund LP, a 12 West Fund, has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the shares of Class A Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- 12 West Capital Management LP: /s/ Joel Ramin, By: 12 West Capital Management, LLC, General Partner, By: Joel Ramin, Sole Member (01/28/2025)
- Joel Ramin: /s/ Joel Ramin, Joel Ramin, Individually (01/28/2025)